March 5, 2025
VIA EDGAR AND EMAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Jessica Dickerson

Re:	Spyre Therapeutics, Inc.
Registration Statement on Form S-3
Filed February 27, 2025
File No. 333-285341
To Whom it May Concern:
Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Spyre Therapeutics, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-3 filed by the Company be accelerated to 5:00 p.m., Eastern Time, on March 7, 2025 or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.
Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Branden Berns at (415) 393-4631.

Very truly yours,

SPYRE THERAPEUTICS, INC.

By:	/s/ Cameron Turtle
Name:	Cameron Turtle
Title:	Chief Executive Officer

cc:	Scott Burrows, Spyre Therapeutics, Inc.
Heidy King-Jones, Spyre Therapeutics, Inc.
Ryan A. Murr, Gibson, Dunn & Crutcher LLP
Branden C. Berns, Gibson, Dunn & Crutcher LLP
Melanie E. Neary, Gibson, Dunn & Crutcher LLP